SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 11-K


      (Mark One)

      [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended           December 31, 1994
                                   ------------------------------
                                    OR

      [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

      For the transition period from-----------to-------------

                       Commission file number 1-10509
            ---------------------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             SNYDER OIL COPORATION
                        PROFIT SHARING AND SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SNYDER OIL CORPORATION
                                 777 MAIN STREET
                             FORT WORTH, TEXAS 76102
PAGE

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits with fund information for the years ended December 31, 1994, 1993 and 1992. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) and supplemental schedule of reportable transactions (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              ARTHUR ANDERSEN LLP

Dallas, Texas,
    June 13, 1995
                                                  1






                           SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                  AS OF DECEMBER 31, 1994
                                                        Wells Fargo Institutional Trust Company
                                   -----------------------------------------------------------------------------------
                                                                                     Short-
                                      Asset       Growth    S & P 500    Money    Intermediate    SOCO     Participant
                                    Allocation    Stock       Stock      Market       Term       Stock        Loan
                                       Fund        Fund        Fund       Fund        Fund        Fund        Fund        Total
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS:
 Investments, at fair market value
  Asset Allocation Fund            $3,196,697  $   -       $   -       $   -       $   -       $   -       $   -       $3,196,697
  Growth Stock Fund                    -        2,411,711      -           -           -           -           -        2,411,711
  S & P 500 Stock Fund                 -           -        1,669,067      -           -           -           -        1,669,067
  Money Market Fund                    -           -           -        1,100,547      -           -           -        1,100,547
  Short-Intermediate Term Fund         -           -           -           -        1,015,670      -           -        1,015,670
  Snyder Oil Corporation Stock Fund    -           -           -           -           -          618,905      -          618,905
                                   ----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------
                                    3,196,697   2,411,711   1,669,067   1,100,547   1,015,670     618,905      -       10,012,597
                                   ----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------
 Receivables-
  Participant loans                    -            -          -           -           -            -         147,197     147,197
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                      -            -            -            -            -            -      147,197     147,197
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------


       Total assets                 3,196,697   2,411,711   1,669,067   1,100,547   1,015,670     618,905     147,197  10,159,794
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

LIABILITIES:

 Liabilities                           -           -           -           -           -           -           -           -
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
        Total liabilities              -           -           -           -           -           -           -           -
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                 $3,196,697  $2,411,711  $1,669,067  $1,100,547  $1,015,670    $618,905    $147,197 $10,159,794
                                   ==========  ==========  ==========  ==========  ==========  ==========  ========== ===========





                               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                  AS OF DECEMBER 31, 1993


                                                                 NationsBank Trust
                                       ---------------------------------------------------------------
                                                       Index        Money         SOCO     Participant
                                           Bond        Equity       Market       Stock         Loan
                                           Fund         Fund         Fund         Fund         Fund
                                       ----------   ----------   ----------   ----------   ----------
ASSETS:
   Investments, at fair market value
      Asset Allocation Fund            $    -       $    -       $    -       $    -       $    -
      Growth Stock Fund                     -            -            -            -            -
      S & P 500 Stock Fund                  -            -            -            -            -
      Money Market Fund                     -            -            -            -            -
      Short-Intermediate Term Fund          -            -            -            -            -
      Snyder Oil Corporation Stock Fund     -            -            -            -            -
                                       ----------   ----------   ----------   ----------   ----------
                                            -            -            -            -            -
                                       ----------   ----------   ----------   ----------   ----------
   Receivables-
      Participant loans                     -            -            -            -            -
      Other                                 -            -            -            -            -
                                      ----------   ----------   ----------   ----------   ----------
                                            -            -            -            -            -
                                      ----------   ----------   ----------   ----------   ----------


            Total assets                    -            -            -            -            -
                                      ----------   ----------   ----------   ----------   ----------

LIABILITIES:

   Liabilities                              -            -            -            -            -
                                      ----------   ----------   ----------   ----------   ----------
            Total liabilities               -            -            -            -            -
                                      ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                  $    -       $    -        $    -        $    -      $    -
                                      ==========   ===========   ===========   =========   ==========
                                                     Wells Fargo Institutional Trust Company
                               -------------------------------------------------------------------------------------
                                                                                  Short-
                                  Asset        Growth     S & P 500    Money   Intermediate    SOCO      Participant
                                Allocation     Stock        Stock      Market      Term        Stock         Loan
                                   Fund         Fund         Fund       Fund       Fund         Fund         Fund     Total
                               -----------  -----------  ----------  ---------  ----------  ----------  ---------- ----------
ASSETS:
 Investments, at fair market value
  Asset Allocation Fund         $2,948,326  $   -       $   -        $  -       $   -       $   -       $    -     $2,948,326
  Growth Stock Fund                 -        1,761,174      -           -           -           -            -      1,761,174
  S & P 500 Stock Fund              -           -        1,441,903      -           -           -            -      1,441,903
  Money Market Fund                 -           -           -          411,649      -           -            -        411,649
  Short-Intermediate Term Fund      -           -           -           -        1,289,521      -            -      1,289,521
  Snyder Oil Corporation Stock Fund -           -           -           -           -          648,999       -        648,999
                                ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------
                                 2,948,326   1,761,174   1,441,903     411,649   1,289,521     648,999       -      8,501,572
                                ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------
 Receivables-
  Participant loans                 -            -          -           -           -           -          100,506    100,506
  Other                                557         234         185         343         343         298         241      2,201
                                ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------
                                       557         234         185         343         343         298     100,747    102,707
                                ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------


        Total assets             2,948,883   1,761,408   1,442,088     411,992   1,289,864     649,297     100,747  8,604,279
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------

LIABILITIES:

 Liabilities                        -           -           -           -           -           -           -          -
                                ----------  ---------  ----------  ----------  ----------  ----------  ----------  ---------
        Total liabilities           -           -           -           -           -           -           -          -
                                ----------  ---------  ----------  ----------  ----------  ----------  ----------  ---------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS            $2,948,883  $1,761,408  $1,442,088   $411,992  $1,289,864    $649,297    $100,747 $8,604,279
                                ==========  ==========  ==========  =========  ==========  ==========  ========== ==========

                                                 3

                                    SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                            FOR THE YEAR ENDED DECEMBER 31, 1994

                                                     Wells Fargo Institutional Trust Company
                                -----------------------------------------------------------------------------------
                                                                                  Short-
                                   Asset       Growth    S & P 500     Money   Intermediate    SOCO     Participant
                                 Allocation    Stock       Stock       Market      Term        Stock       Loan
                                    Fund        Fund       Fund        Fund        Fund        Fund        Fund     Total
                                ----------  ----------  ----------  ----------  ----------  ----------  ---------  --------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividend income $   -       $   -        $   -       $  28,137  $    -      $    -      $  10,211  $   38,348
   Net realized and unrealized
     appreciation (depreciation)
     in fair value of investment   (86,024)     42,035      14,764       -         (34,501)   (106,017)        -      (169,743)
                                 ----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------
                                   (86,024)     42,035      14,764      28,137     (34,501)   (106,017)     10,211    (131,395)
                                 ----------  ----------  ----------  ----------  ----------  ----------  ---------  -----------
  Contributions
   Employer                        244,205     200,307     139,995     120,181      97,820     115,492        -        900,000
   Participants                    380,703     327,430     237,938     153,606     144,897     217,527        -      1,462,101
                                 ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------
                                   624,908     527,737     377,933     255,787     242,717     333,019        -      2,362,101
                                 ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------
        Total additions            538,884     569,772     392,697     283,924     208,216     227,002      10,211   2,230,706
                                 ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants     77,053      17,880     153,223     162,139     215,444      41,791       7,661     675,191
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------
        Total deductions            77,053      17,880     153,223     162,139     215,444      41,791       7,661     675,191
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------
NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                 461,831     551,892     239,474     121,785      (7,228)    185,211       2,550   1,555,515

TRANSFERS BETWEEN FUNDS           (214,017)     98,411     (12,495)    566,770    (266,966)   (215,603)     43,900      -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year     2,948,883   1,761,408   1,442,088     411,992   1,289,864     649,297     100,747   8,604,279
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year          $3,196,697  $2,411,711  $1,669,067  $1,100,547  $1,015,670    $618,905    $147,197 $10,159,794
                                ==========  ==========  ==========  ==========  ==========  ==========  ========== ===========

                                    SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                             FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                 NationsBank Trust
                                          -------------------------------------------------------------
                                                       Index        Money         SOCO     Participant
                                           Bond        Equity       Market       Stock         Loan
                                           Fund         Fund         Fund         Fund         Fund
                                         ----------  -----------  -----------  -----------  -----------
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Investment income
         Interest and dividend income     $130,916       $8,893      $30,542       $5,936       $5,951
         Net realized and unrealized
            appreciation (depreciation)
            in fair value of investment     74,323      150,150       -           440,670       -
                                         ----------   ----------   ----------   ----------   ----------
                                           205,239      159,043       30,542      446,606        5,951
                                         ----------   ----------   ----------   ----------   ----------
      Contributions
         Employer                           -            -            -            -            -
         Participants                      244,352      283,388      120,600       88,830       -
                                         ----------   ----------   ----------   ----------   ----------
                                           244,352      283,388      120,600       88,830       -
                                         ----------   ----------   ----------   ----------   ----------
            Total additions                449,591      442,431      151,142      535,436        5,951
                                         ----------   ----------   ----------   ----------   ----------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Distributions to participants        251,667      262,790      176,185       98,757       -
                                        ----------   ----------   ----------   ----------   ----------
            Total deductions               251,667      262,790      176,185       98,757       -
                                        ----------   ----------   ----------   ----------   ----------
NET INCREASE (DECREASE)
   IN NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                       197,924      179,641      (25,043)     436,679        5,951

TRANSFERS BETWEEN FUNDS                 (3,203,984)  (2,216,229)  (1,252,036)    (724,094)    (111,651)

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year           3,006,060    2,036,588    1,277,079      287,415      105,700
                                        ----------   ----------   ----------   ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                $    -       $    -       $    -       $    -       $    -
                                        ==========   ==========   ==========   ==========   ==========
                                                      Wells Fargo Institutional Trust Company
                                  -----------------------------------------------------------------------------------
                                                                                    Short-
                                    Asset       Growth    S & P 500     Money    Intermediate    SOCO     Participant
                                  Allocation     Stock      Stock       Market       Term        Stock       Loan
                                     Fund        Fund       Fund         Fund        Fund        Fund        Fund       Total
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
    Interest and dividend income  $   4,496    $  2,686    $  2,199    $  7,257    $  1,967    $   990     $  2,126   $ 203,959
    Net realized and unrealized
      appreciation (depreciation)
      in fair value of investment   (27,648)     30,565      57,895       -           6,504    (109,779)      -         622,680
                                  ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------
                                    (23,152)     33,251      60,094       7,257       8,471    (108,789)      2,126     826,639
                                  ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------
    Contributions
     Employer                       300,944     195,073     138,151      80,898     107,465     102,469       -         925,000
     Participants                    54,286      42,089      27,047      21,093      20,872      26,640       -         929,197
                                  ----------  ----------  ----------  ----------  ----------  ----------  ---------  ----------
                                    355,230     237,162     165,198     101,991     128,337     129,109       -       1,854,197
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
        Total additions             332,078     270,413     225,292     109,248     136,808      20,320       2,126   2,680,836
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants       -           -           -           -           -           -           -         789,399
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
        Total deductions              -           -           -           -           -           -           -         789,399
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                  332,078     270,413     225,292     109,248     136,808      20,320       2,126   1,891,437

TRANSFERS BETWEEN FUNDS           2,616,805   1,490,995   1,216,796     302,744   1,153,056     628,977      98,621       -

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year          -           -           -           -           -           -           -       6,712,842
                                 ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year           $2,948,883  $1,761,408  $1,442,088    $411,992  $1,289,864    $649,297    $100,747  $8,604,279
                                 ==========  ==========  ==========  ==========  ==========  ==========  ========== ===========

                               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                        FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                              NationsBank Trust
                                                     --------------------------------------------------------------
                                                                    Index        Money         SOCO     Participant
                                                        Bond        Equity       Market       Stock         Loan
                                                        Fund         Fund         Fund         Fund         Fund        Total
                                                     ----------   ----------   ----------   ----------   ----------   ----------

ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Investment income
         Interest and dividend income                   $44,209      $12,769      $39,756       $2,453       $3,599     $102,786
         Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                116,975      112,886       -            54,105       (1,713)     282,253
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                        161,184      125,655       39,756       56,558        1,886      385,039
                                                     ----------   ----------   ----------   ----------   ----------   ----------
      Contributions
         Employer                                       354,560      333,375      170,023       43,542       -           901,500
         Participants                                   329,985      309,517      159,633       26,760       -           825,895
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                        684,545      642,892      329,656       70,302       -         1,727,395
                                                     ----------   ----------   ----------   ----------   ----------   ----------
            Total additions                             845,729      768,547      369,412      126,860        1,886    2,112,434
                                                     ----------   ----------   ----------   ----------   ----------   ----------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Distributions to participants                      68,806       35,196       63,811        -             (782)     167,031
                                                     ----------   ----------   ----------   ----------   ----------   ----------
            Total deductions                             68,806       35,196       63,811        -             (782)     167,031
                                                     ----------   ----------   ----------   ----------   ----------   ----------
NET INCREASE IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                          776,923      733,351      305,601      126,860        2,668    1,945,403

TRANSFERS BETWEEN FUNDS                                (585,240)     388,976      (67,323)     160,555      103,032       -

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, beginning of year                        2,814,377      914,261    1,038,801       -            -         4,767,439
                                                     ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
   BENEFITS, end of year                             $3,006,060   $2,036,588   $1,277,079     $287,415     $105,700   $6,712,842
                                                     ==========   ==========   ==========   ==========   ==========   ==========

               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 1994, 1993, AND 1992



(1)  DESCRIPTION OF THE PLAN:

The following description of the Snyder Oil Corporation Profit
Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

On March 23, 1990, the parent of Snyder Oil Company, SOCO Holdings, Inc., was involved in a consolidation transaction with Snyder Oil Partners, L.P., a master limited partnership of which Snyder Oil Company was general partner. The resultant combined entity is now known as Snyder Oil Corporation. Prior to this consolidation, this Plan was known as the Snyder Oil Company Profit Sharing and Savings Plan.

General

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of Snyder Oil Corporation (the "Employer") who may elect to participate in the Plan. The Plan is administered by the Plan administrator, an employee who is appointed by the Plan's advisory committee. Employees become eligible to participate in the Plan on an entry date at least four months following the later of the date the employee first performs an hour of service or attains age 18.
The entry dates for the Plan are January 1 and July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 4, 1993, all Plan assets were transferred to Wells Fargo Institutional Trust Company who became the trustee of the Plan.
Prior to this date, NationsBank Trust served as the trustee of the Plan.

The Plan allows participants various investment options in which to invest their individual and Employer contribution accounts.
Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

                                                7
Forfeitures

The nonvested amounts in a participant's Employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants based upon annual compensation in a manner defined by the Plan agreement.

Participant Contributions

Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant may elect to contribute to the Plan up to 15% of his or her annual pretax compensation. A participant may change the applicable percentage or completely suspend his or her contributions in accordance with Plan policies. The Plan also allows employees to "rollover" contributions that have been made to another qualified plan.

Employer Contributions

Employer contributions to the Plan are entirely discretionary and determined on an annual basis by the Board of Directors. Employer contributions are allocated to participants based upon annual compensation in a manner defined by the Plan agreement.

Vesting

Participants are fully vested at all times in their individual contribution accounts. Vesting in employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon retirement, at or after age 55, death or total disability of the participant.

Distributions

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account at specified times during a Plan year, subject to certain restrictions. Participants may also receive loans from the Plan secured by the participant's account for up to 50% of their vested balance. Each loan is evidenced by a note providing for repayment over a maximum of five or ten years depending on the purpose of the loan as defined by the Plan agreement and providing for interest at a reasonable rate.

                                                8
Federal Income Taxes

The Plan received a determination letter from the Internal Revenue Service dated May 9, 1995, confirming that the Plan, as amended on October 28, 1993, is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

Plan Termination

Although it has expressed no intention to do so, the Employer may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

The accompanying financial statements are prepared on the accrual basis of accounting. Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform with the 1994 presentation.

Investments

The Plan's investments are held by bank-administered trust funds and are recorded at fair market value as determined by market quotations. Total cost of investments held by the Plan at December 31, 1994 and 1993 was $10,147,447 and $8,239,927, respectively.

Individual investments with a fair value greater than 5% of total net assets available for Plan benefits consisted of the following fair values:

                                                       December 31,

                                                -------------------------
                                                    1994          1993
                                                 ----------   ----------
     Asset Allocation Fund                       $3,196,697   $2,948,326
     Growth Stock Fund                            2,411,711    1,761,174
     S&P 500 Stock Fund                           1,669,067    1,441,903
     Money Market                                 1,100,547      411,649
     Short-Intermediate Term Fund                 1,015,670    1,289,521
     Snyder Oil Corporation Stock                   618,905      648,999

                                                9
The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits for the years ended December 31, 1994, 1993 and 1992 consisted of the following:

                                                  Net Appreciation (Depreciation)
                                                 --------------------------------
                                                    1994       1993       1992
                                                  --------   --------   --------
     Marketable equity securities                $  56,799   $ 238,610  $ 111,173
     U.S. Government and corporate debt
        securities and bonds                       (34,501)     80,827    116,975
     Asset Allocation Fund                         (86,024)    (27,648)      -
     Snyder Oil Corporation stock                 (106,017)    330,891     54,105
                                                  ---------   ---------  --------
        Net realized and unrealized
           appreciation (depreciation)
           in fair value of investments          $(169,743)  $ 622,680  $ 282,253
                                                 ==========  ========== =========

The Asset Allocation Fund invests in a changing mix of stocks, bonds and money market securities. At December 31, 1994, the mix was 60% in bonds and 40% in equity securities. From the financial information available, it is impossible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on plan assets sold during the year are calculated as the excess of sales price over the fair value of the assets at the beginning of the plan year in which the asset is sold.

Cost of Administration

The Employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. The employer will not require reimbursement for these expenses. Any such expenses not paid by the Employer shall be paid from the Plan assets.

                                                10
Distributions to be Paid

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. However, if their total vested balance exceeds $3,500 as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that terminated employees are entitled to by fund at December 31, 1994 and 1993 are as follows:

<captin>

                                                             1994         1993
                                                        -----------    -----------
     Short-Intermediate Term Fund                       $   130,093    $   258,804
     Asset Allocation Fund                                   26,813          3,051
     Growth Stock Fund                                       23,280           -
     Snyder Oil Corporation Stock Fund                       20,782         29,067
     S&P 500 Stock Fund                                      17,320        132,839
     Money Market Fund                                        8,204         18,799
                                                        -----------    -----------

                                                        $   226,492    $   442,560
                                                        ===========    ===========

Distributions are deducted from Net Assets Available for Plan
Benefits when paid. As such, no accrual is provided for distributions to be paid.


                                                                                        SCHEDULE I

                          SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                               ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                     HELD FOR INVESTMENT PURPOSES

                                        AS OF DECEMBER 31, 1994

                                            EIN: 75-2306158

  (a)                  (b)                                 (c)                      (d)            (e)
Party-In             Identity                                                      of Cost        Market
Interest              Issue                             Description                 Value         Value
- ---------  -----------------------------------   ---------------------------     -----------   -----------
   *       Wells Fargo Institutional Trust Co.   Asset Allocation Fund            $3,267,114    $3,196,697
   *       Wells Fargo Institutional Trust Co.   Growth Stock Fund                 2,359,093     2,411,711
   *       Wells Fargo Institutional Trust Co.   S & P 500 Stock Fund              1,653,818     1,669,067
   *       Wells Fargo Institutional Trust Co.   Money Market Fund
                                                  (average rate of return 4%)      1,100,547     1,100,547
   *       Wells Fargo Institutional Trust Co.   Short-Intermediate Term Fund      1,041,586     1,015,670
   *       Snyder Oil Corporation                Snyder Oil Corporation Stock
                                                  Fund ($.01 par value)              725,289       618,905
   *       Participant Loans                     Participant Loans
                                                  (7% to 11.5% interest rates)        -            147,197
                                                                                 -----------   -----------
                                                                                 $10,147,447   $10,159,794
                                                                                 ===========   ===========









                           This supplemental schedule lists assets held for investment purposes at December 31, 1994, as required by the Department of Labor
                                  Rules and Regulations for Reporting and Disclosure.

                                                                                                SCHEDULE II

                           SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                         ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                        FOR THE YEAR ENDED DECEMBER 31, 1994

                                                    EIN: 75-2306158
              (a)                          (b)                             (c)          (d)         (g)          (i)
            Party-In                  Description of     Number of      Purchase      Selling     Cost of      Net Gain
            Interest                   Transactions     Transactions      Price        Price       Asset        (Loss)
            --------                  --------------    ------------   ----------    ---------    ---------   -----------
INDIVIDUAL TRANSACTIONS:
       None in excess of 5% of the fair value of Plan assets at the beginning of the year.

SERIES OF TRANSACTIONS:
   Asset Allocation Fund -
       Wells Fargo Inst. Trust Co.      Purchases            59           756,435         -         756,435          -
       Wells Fargo Inst. Trust Co.      Sales                42              -         422,040      441,381       (19,341)
   Growth Stock Fund -
       Wells Fargo Inst. Trust Co.      Purchases            59           842,454         -         842,454          -
       Wells Fargo Inst. Trust Co.      Sales                26              -         233,952      240,958        (7,006)

   S & P 500 Stock Fund -
       Wells Fargo Inst. Trust Co.      Purchases            57           505,992         -         505,992          -
       Wells Fargo Inst. Trust Co.      Sales                29              -         293,591      290,054         3,537

   Money Market Fund -
       Wells Fargo Inst. Trust Co.      Purchases            61         1,114,668         -       1,114,668          -
       Wells Fargo Inst. Trust Co.      Sales                32              -         421,639      421,639          -

   Short-Intermediate Term Fund -
       Wells Fargo Inst. Trust Co.      Purchases            37           268,649         -         268,649          -
       Wells Fargo Inst. Trust Co.      Sales                49              -         508,000      516,234        (8,234)

   Snyder Stock Fund -
       Fargo Inst. Trust Co.            Purchases            49           348,876         -         348,876          -
       Wells Fargo Inst. Trust Co.      Sales                49              -         272,953      360,033       (87,080)







                          This schedule lists all individual transactions and series of transactions in excess of
                           5% of the fair value of Plan assets at the beginning of the year as required by the
                             Department of Labor Rules and Regulations for Reporting and Disclosure.

(e & f)   Do not apply as there are no lease rentals or transaction expenses.

(h)       The current value on the date of each transaction is equal to the purchase price or selling price, respectively.


                            SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.




                             SNYDER OIL CORPORATION PROFIT
                             SHARING AND SAVINGS PLAN



                             By  /s/ James H. Shonsey
                             --------------------------------
                             James H. Shonsey, Vice President












June 16, 1995